United States
	SECURITIES AND EXCHANGE COMMISSION
	   WASHINGTON, D.C.  20549


		SCHEDULE 13G
    Under the Securities Exchange Act of 1934


	     Burford Capital Ltd.
	       (Name of Issuer)


	Ordinary Shares, no par value
	(Title of Class of Securities)

		G17977 110
	     (CUSIP Number)

	    December 31, 2020
(Date of Event Which Requires Filing This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[   ]	Rule 13d-1(b)
	[   ]	Rule 13d-1(c)
	[X  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).